Exhibit 99.4

June 18, 2015

The Board of Directors

Christopher & Banks Corporation

2400 Xenium Lane North

Plymouth, Minnesota, 55441

Dear Directors,

As you are aware, Macellum Advisors GP, LLC and its affiliated funds (“we” or “Macellum”) own approximately 5.1% of the outstanding shares of Christopher & Banks Corporation (the “Company”). We and our partners have substantial experience investing in consumer and retail companies and helping companies improve their long-term financial and share price performance. Macellum’s historical investments include The Children’s Place, Collective Brands, GIII Apparel Group, Hot Topic, Charming Shoppes and Warnaco.

We are writing to express our extreme disappointment with the first quarter results and yet another reduction of guidance. We had hoped that the Company’s recently lowered expectations would be sufficient to account for any lingering weakness related to the West Coast port strike. Unfortunately, that was not the case. Instead many of the concerns we raised in our April 1st letter (and reasons why we sought Board representation at that time) are being confirmed.

After the Company rejected our initial requests to fortify the Board in March of this year, we determined to let Management attempt to execute their existing plan based in large part on their strong conviction that the Company’s problems were under control. With the first quarter disappointment squarely in focus, along with other reasons set forth below, we are convinced that the Company is in need of additional oversite. Over the past two weeks, we have had several discussions with Management and the Company’s Chairman, and we have offered the assistance of several well-qualified potential directors, including the former CEO, Mr. Joel Waller, who we believe could be helpful in getting the Company on the right track. Again, we were summarily dismissed. Unfortunately, given the Board’s decision to reject our proposal, the only tool we possess as means to effect change at the upcoming annual meeting is withholding our votes for the existing Board. As a result, we will be voting AGAINST each Director at the Company’s upcoming annual meeting.

99 Hudson Street  •  5th Floor  •  New York, NY 10013

I.	Poor results and missed execution

We believe the MPW conversions are a good strategy for the Company, but the execution is not living up to the potential. Specifically, the Company has failed to deliver the targeted productivity and profitability gains. We remain convinced that the goals can be realized but not without more disciplined execution.

We are equally concerned that customers are not responding to the Company’s merchandise. The approximately 60% of stores in the Company’s same store sales base had the worst same store sales results of any specialty apparel retailer in the sector.1 The Company’s revised guidance would suggest a similar outcome for the second quarter. As we feared, these results can no longer be blamed on external variables like the West Coast port strike and the Company must look inward for solutions. It appears to us that many of the changes made to the merchandise strategy are failing to resonate with customers, who are voicing their negative reaction through decreased purchases.

With sales down (11)% in Q1 and inventories up 1%, the Company’s inventory turns are slowing. In fact, since the end of 2012 sales have diminished by (16)% while inventories are up 18%. In the first quarter of April 2013 the Company began with $42mm of inventory. During the quarter they were able to generate $108mm in sales, a 24% same store sales gain and $1mm of EBIT. This year the Company began the quarter with $45mm of inventory and during the quarter generated sales of $91.6mm, a same store sales decline of (11)% and a $(2.5)mm EBIT loss. Unlike Management’s characterization that inventory levels was one of the primary culprits for the deteriorating results these facts suggest to us that some other changes within the merchandise strategy must be driving this negative customer response.

The Company’s outlook is troubling as well. With the port strike behind us we don’t understand how guidance could be so weak. The Company’s peer group and a broader peer group of missy and specialty apparel retailers all guided to much stronger trends than the Company’s implied same store sales guidance of a decline of mid to high single digits.2

II.	Issues in planning and allocation

While we believe changes to the merchandise strategy to be the primary driver for deteriorating sales results, the failure to effectively execute in planning and allocation was also an issue. We also believe the planning and allocation function is one of the most critical at any specialty retailer. In our recent meetings with the Company, we struggled to understand the magnitude of the sales decline. One of the reasons offered was poor execution in planning and allocation. According to CEO LuAnn Via, the lead role within planning and allocation was separated into two. As a result of a lack of communication and poor systems, an error was made whereby high volume stores did not receive enough inventory and low volume stores received too much. This resulted in high volume stores, such as the Internet (considered the Company’s largest “store”), having material out-of-stocks. The converse, however, did not prove to be true, low volume stores, with additional inventory did not experience meaningful sales increases. Again,

99 Hudson Street  •  5th Floor  •  New York, NY 10013

to our minds a more likely explanation is that the merchandise is not resonating with customers. As for laying the blame with systems we do not doubt that better systems could help and that the MPW conversions have complicated matters. However, we would point out that these same systems were in place while the Company generated sales trends were at least as good as the sector and in some periods much higher than industry averages prior to Q3 of last year. To us, this is just one more example of the Board that is not asking the right questions of their executives. Simply put, if Christopher & Banks’ largest “store”, the internet, was planned to grow “X”% then it needed “X”% more inventory to achieve those results. No complex systems are required to determine this, just proper oversight and common sense.

III.	Material insider sales in the face of significantly lowered expectation

We remain troubled by the timing and magnitude of the insider sales, and believe they are too coincidental with major negative earnings revisions not to require further investigation. This type of behavior, if validated, could constitute a significant breach of fiduciary responsibility and might indicate that many on the Board are more concerned with their own self-interest than properly discharging their fiduciary obligations. The optics of these sales should be troubling to all stockholders and we feel it is reasonable to ask for an explanation.

IV.	Stockholder misperception

Over the last few months we have encountered a misperception that we would like to clarify. Many investors have suggested to us that Ms. Via had historically or was currently seeking and receiving input from Mr. Waller. This is not accurate. In fact, Ms. Via would not allow Mr. Waller to attend a meeting we had with the Company in April. Ms. Via has never, at any point since being appointed CEO, sought counsel from Mr. Waller. We are only left guessing as to why Ms. Via wouldn’t seek input from Mr. Waller. After meeting with Ms. Via last week she once again reiterated that she was opposed to Mr. Waller joining the board or his involvement in any other form. In response, we suggested that we would be willing to put forth other candidates with similar skills and abilities that would be equally helpful to the Company. Again, we were rebuffed.

V.	Exploration of a sale

While we hope results can improve, we feel it is critical that the Company formally explore strategic options. The Board cannot sit by idly and hope the Management team will get it right this time. The Company must explore a sale now, as better execution in the future is not guaranteed. With the recent acquisition of Ann Inc. by Ascena Retail Group Inc., it is clear that there is a trend toward consolidation in the missy sector of retail. We believe Christopher & Banks is an attractive acquisition target for many strategic and financial buyers. The opportunities presented by the MPW conversions, margin recovery and synergies should be significant.

99 Hudson Street  •  5th Floor  •  New York, NY 10013

VI.	The time for change at the Board is now

We remain mystified as to why, at this juncture after multiple quarters of declining results and lowered targets, Ms. Via and the Board would be opposed adding new highly qualified board members. Ms. Via refusal to even talk to Mr. Waller is particularly troubling given his significant success during his tenure at the Company.

Earlier in the year we surfaced many of the issues and challenges faced by the Company. Unfortunately, our concerns have been borne out as the results have shown the business suffered beyond the impact of the port strike. The Board, who should have substantially greater access to information, has seemingly failed to see these obvious problems. If we had joined the Board back in March, we could be several months into the implementation of possible solutions but instead are now faced with lower projections and forced to wait several more quarters to see if the issues are being adequately addressed.

Unfortunately, we believe the operating results and stock price performance speak for themselves. The Company is failing to deliver compelling products to their customers and failing to execute the MPW conversions to plan.

These facts all suggest to us that the Board is not providing enough support to help the Company achieve its objectives. Effective Boards are comprised of industry experts that serve as effective sounding boards for their executives. It is not enough for a Board to create a compensation plan that satisfies the “say on pay” requirements and watch idly as the business deteriorates. By the time business deterioration is apparent in metrics like same store sales, operating margins or inventory turns, the damage has already been done. An effective Board must establish measurable mileage markers to ensure the executives remain focused on the right issues and are progressing against their targets and benchmarks. We feel that with additional oversite and input from Board members with deep industry knowledge and expertise, the Company could be executing at a much higher level.

There is nothing preventing the Board from adding Directors at this juncture. We remain open to having a constructive dialog with Management and the Board and believe we can work together to help Christopher & Banks achieve its full potential.

Sincerely,

/s/ Jonathan Duskin

Jonathan Duskin

Macellum Advisors GP, LLC

99 Hudson Street  •  5th Floor  •  New York, NY 10013

Appendix

Footnote 1:

	One Year				Two Year Stacked
	2Q14	3Q14	4Q14	1Q15	2Q14	3Q14	4Q14	1Q15
CBK Sales Per Square Foot	11.4%	(3.0%)	(4.0%)	(11.6%)	21.0%	4.9%	(7.3%)	(8.6%)
CBK Same-Store Sales	2.6%	(7.6%)	(7.5%)	(11.7%)	10.3%	(2.7%)	(8.9%)	(11.9%)

Same-Store Sales	2Q14	3Q14	4Q14	1Q15	2Q14	3Q14	4Q14	1Q15
BEBE	(1.9%)	0.7%	8.0%	1.2%	(9.8%)	(2.3%)	5.4%	(4.5%)
BKE	(0.4%)	(0.0%)	2.2%	(1.2%)	3.2%	0.3%	(0.6%)	(1.9%)
CATO	3.0%	4.0%	8.0%	(3.0%)	1.0%	3.0%	5.0%	0.0%
CTRN	5.3%	6.7%	13.9%	1.8%	7.0%	4.3%	10.4%	6.0%
DEST	(5.1%)	(4.8%)	(2.7%)	(1.1%)	0.2%	(3.6%)	(3.4%)	(5.1%)
DXLG	7.0%	5.5%	8.9%	5.5%	10.8%	9.9%	13.1%	8.9%
FRAN	(7.0%)	(6.0%)	(1.0%)	(2.0%)	(8.0%)	(9.0%)	(7.0%)	(9.0%)
NWY	2.3%	(3.4%)	(0.9%)	1.8%	4.4%	(0.4%)	0.3%	(0.4%)
ZUMZ	3.4%	3.7%	8.0%	3.0%	4.3%	5.2%	5.8%	4.8%
SCVL	(2.1%)	2.3%	9.5%	3.0%	0.5%	3.0%	7.0%	1.3%
TLYS	(7.1%)	(1.2%)	2.9%	2.0%	(7.6%)	(3.6%)	(2.0%)	(4.8%)
VRA	(5.3%)	0.9%	(14.4%)	(16.9%)	(6.9%)	(4.1%)	(20.9%)	(26.3%)
LULU	0.0%	3.0%	8.0%	6.0%	13.2%	13.7%	12.0%	7.0%
CHS	0.3%	(1.6%)	4.3%	(0.1%)	(2.3%)	(3.0%)	0.9%	(2.7%)
ANN	(2.1%)	(4.3%)	1.0%	(1.5%)	0.7%	(0.6%)	3.9%	(3.3%)
Ann	(0.7%)	(6.6%)	(0.4%)	(3.0%)	2.4%	(6.0%)	(1.5%)	(5.3%)
Loft	(2.9%)	(2.9%)	1.9%	(0.6%)	(0.4%)	2.7%	7.6%	(2.2%)
EXPR	(5.0%)	(5.0%)	(2.0%)	7.0%	1.0%	0.0%	(1.0%)	(4.0%)
ASNA	(2.0%)	(2.0%)	1.0%	(1.0%)	2.0%	2.0%	1.0%	(2.0%)
DressBarn	0.0%	0.0%	2.0%	(4.0%)	(2.0%)	1.0%	2.0%	(8.0%)

AVERAGE	(0.9%)	(0.1%)	3.1%	0.0%	0.7%	0.9%	1.8%	(2.4%)
Proxy Peers	(0.7%)	0.7%	3.5%	(0.5%)	(0.1%)	0.2%	1.1%	(2.6%)

Source: Bloomberg L.P., Company filings and Macellum Estimates. Proxy peers include: BEBE, BKE, CATO, CTRN, DEST, DXLG, FRAN, NWY, ZUMZ, SCVL, TLYS, and VRA.

99 Hudson Street  •  5th Floor  •  New York, NY 10013

Footnote 2:

2Q15 Same-Store Sales Consensus Estimates
BEBE	4.0%
BKE	0.3%
CATO	(1.0%)
CTRN	5.0%
DEST	NA
DXLG	5.5%
FRAN	(3.8%)
NWY	2.5%
ZUMZ	(3.5%)
SCVL	1.0%
TLYS	0.0%
VRA	(17.0%)
LULU	7.1%
CHS	(0.4%)
ANN	0.8%
Ann
Loft
EXPR	2.5%
ASNA	(0.1%)
DressBarn

AVERAGE	0.2%
Proxy Peers	(0.6%)

Source: Bloomberg L.P. Proxy peers include: BEBE, BKE, CATO, CTRN, DEST, DXLG, FRAN, NWY, ZUMZ, SCVL, TLYS, and VRA.

99 Hudson Street  •  5th Floor  •  New York, NY 10013